WAIVER AGREEMENT—GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC

THIS AGREEMENT, dated as of May 22, 2019, is made and entered into by and between Guggenheim Partners Investment Management, LLC (the “Adviser”) and Guggenheim Funds Trust (the “Trust”), on behalf of Guggenheim Macro Opportunities Fund (the “Fund”).
WHEREAS, the Adviser has been appointed the investment adviser to the Fund pursuant to an agreement between the Trust, on behalf of the Fund, and the Adviser (the “Advisory Agreement”), under which the Adviser provides certain investment advisory services to the Fund and is compensated by the Fund in the amount set forth in the Advisory Agreement (the “Advisory Fee”);
WHEREAS, the Fund, consistent with its investment objective and applicable restrictions set forth in the Fund’s prospectus and statement of additional information, may invest a portion of its assets in other registered investment companies;
WHEREAS, the Fund’s investment in other registered investment companies may, for portfolio management efficiency purposes, include an investment in any other investment portfolio for which the Adviser or its affiliates provide investment advisory services, which includes the Guggenheim Alpha Opportunity Fund, a fund whose investment strategies mirror closely part of the investment program of the Fund;
WHEREAS, the Fund and the Adviser desire to enter into the arrangements described herein.
NOW, THEREFORE, it is agreed as follows:
1.    The Adviser agrees to waive the Fund’s Advisory Fee to the extent necessary to offset the net expenses, excluding extraordinary expenses, of the Guggenheim Alpha Opportunity Fund (as disclosed in the Guggenheim Alpha Opportunity Fund’s most recent shareholder report and updated each six months upon the filing of such shareholder report) paid by the Fund through its investment in the Guggenheim Alpha Opportunity Fund.
2.    Nothing herein shall otherwise affect the terms of any other expense limitation agreements between the Adviser or its affiliates and the Fund. For purposes of calculating the extent of any fee waivers or expense reimbursements under such agreements, the Adviser shall calculate waivers or reimbursements, if any, under any expense limitation agreement(s) prior to waiving the Fund’s Advisory Fee pursuant to this Agreement.
3.    The end of the initial term of this Agreement shall be February 1, 2021. This Agreement shall automatically renew for additional one-year terms unless the Adviser provides written notice to the Fund of the termination of the Agreement, which notice shall be received by the Fund at least 30 days prior to the end of the then-current term.
4.    This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon 60 days’ notice to the Adviser. This Agreement will terminate automatically if the Advisory Agreement with respect to the Fund is terminated, with such termination effective upon the effective date of the Advisory Agreement’s termination.
[Signatures on following page]
IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

GUGGENHEIM FUNDS TRUST,
on behalf of Guggenheim Macro Opportunities Fund

By:
Name:     Amy J. Lee
Title:     Vice President and Chief Legal Officer

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC

By:
Name:     Kevin M. Robinson
Title:     Chief Legal Officer

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